January 3, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-192853

Dear Mr. Riedler:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated December 30, 2013, regarding the above-listed Registration Statement on Form S-1 for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

Prospectus Cover Page

1. Please amend your disclosure on the prospectus cover page and throughout your prospectus to state that Kodiak Capital Corp, LLC is an underwriter.

The disclosure has been updated on the cover page, and throughout the prospectus, to state that Kodiak is an underwriter.

2. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by Kodiak Capital Group, LLC.

The disclosure has been updated as requested.

January 3, 2014 Page 2

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Very truly yours,

Clyde Snow & Sessions

/s/ Brian A. Lebrecht

Brian A. Lebrecht

January 3, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-192853

Dear Mr. Riedler:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about January 3, 2014:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ William A. Hartman

William A. Hartman President